EXHIBIT 12.1
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
TEXAS INDUSTRIES, INC. AND SUBSIDIARIES

	Year Ended May 31,
In thousands except ratios	2001	2002	2003	2004	2005

Earnings
Income (loss) from continuing operations before income taxes and changes in accounting principles	$37,571	$72,550	$(40,391)	$51,545	$183,939
Fixed charges	73,247	62,367	53,730	82,287	77,915
Amortization of capitalized interest	1,708	2,808	2,808	2,808	2,808
Less: Interest capitalized	(15,601)	—	—	—	—

Adjusted earnings	$96,925	$137,725	$16,147	$136,640	$264,662

Fixed charges
Interest expense	$45,376	$49,334	$42,080	$70,608	$69,099
Interest capitalized	15,601	—	—	—	—
Net amortization of debt discount, premium and issuance expense	2,685	4,346	3,802	3,090	1,709
Interest portion of rent expense	9,585	8,687	7,848	8,589	7,107

Total fixed charges	$73,247	$62,367	$53,730	$82,287	$77,915

Ratio of earnings to fixed charges	1.32	2.21	.30	1.66	3.40

Deficiency of earnings to cover fixed charges	$—	$—	$37,583	$—	$—